FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 001-34086

TELMEX INTERNACIONAL, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT JUNE 30, 2008 & 2007

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO JUNE 30, 2008 & 2007

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM APRIL 01 TO JUNE 30, 2008

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO JUNE 30, 2008 & 2007

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT JUNE 30, 2008 & 2007

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	131,314,295	100		100

s02	CURRENT ASSETS	37,123,559	28
s03	CASH AND SHORT-TERM INVESTMENTS	13,845,090	11
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	15,020,153	11
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	5,414,189	4
s06	INVENTORIES	634,957	0
s07	OTHER CURRENT ASSETS	2,209,170	2
s08	LONG - TERM	6,571,592	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	6,570,065	5
s11	OTHER INVESTMENTS	1,527	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	54,240,491	41
s13	LAND AND BUILDINGS	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	154,864,434	118
s15	OTHER EQUIPMENT	0	0
s16	ACCUMULATED DEPRECIATION	106,063,774	81
s17	CONSTRUCTIONS IN PROGRESS	5,439,831	4
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	22,467,865	17
s19	OTHER ASSETS	10,910,788	8

s20	TOTAL LIABILITIES	39,806,955	100		100

s21	CURRENT LIABILITIES	27,159,325	68
s22	SUPPLIERS	0	0
s23	BANK LOANS	2,372,481	6
s24	STOCK MARKET LOANS	1,838,283	5
s103	OTHER LOANS WITH COST	0	0
s25	TAXES PAYABLE	851,861	2
s26	OTHER CURRENT LIABILITIES	22,096,700	56
s27	LONG - TERM LIABILITIES	10,007,402	25
s28	BANK LOANS	10,007,402	25
s29	STOCK MARKET LOANS	0	0
s30	OTHER LOANS WITH COST	0	0
s31	DEFERRED LIABILITIES	0	0
s32	OTHER NON CURRENT LIABILITIES	2,640,228	7

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	91,507,340	100		100

s34	MINORITY INTEREST	2,901,386	3
s35	MAJORITY INTEREST	88,605,954	97
s36	CONTRIBUTED CAPITAL	55,610,173	61
s79	CAPITAL STOCK (NOMINAL)	17,828,563	19
s39	PREMIUM ON SALES OF SHARES	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	37,781,610	41
s41	CAPITAL INCREASE (DECREASE)	32,995,781	36
s42	RETAINED EARNINGS AND CAPITAL RESERVE	13,047,373	14
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	19,948,408	22
s80	SHARES REPURCHASED	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	13,845,090	100		100
s46	CASH	734,634	5
s47	SHORT-TERM INVESTMENTS	13,110,456	95

s07	OTHER CURRENT ASSETS	2,209,170	100		100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
s82	DISCONTINUED OPERATIONS	0	0
s83	OTHER	2,209,170	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	22,467,865	100		100
s48	AMORTIZED OR REDEEMED EXPENSES	4,004,038	18
s49	GOODWILL	16,699,210	74
s51	OTHERS	1,764,617	8

s19	OTHER ASSETS	10,910,788	100		100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
s50	DEFERRED TAXES	6,582,551	60
s104	BENEFITS FOR EMPLOYEES	0	0
s86	DISCONTINUED OPERATIONS	0	0
s87	OTHER	4,328,237	40

s21	CURRENT LIABILITIES	27,159,325	100		100
s52	FOREIGN CURRENCY LIABILITIES	24,326,687	90
s53	MEXICAN PESOS LIABILITIES	2,832,638	10

s26	OTHER CURRENT LIABITIES	22,096,700	100		100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	3,053,729	14
s89	INTEREST LIABILITIES	184,102	1
s68	PROVISIONS	0	0
s90	DISCONTINUED OPERATIONS	0	0
s58	OTHER CURRENT LIABILITIES	17,618,503	80
s105	BENEFITS FOR EMPLOYEES	1,240,366	6

s27	LONG-TERM LIABILITIES	10,007,402	100		100
s59	FOREIGN CURRENCY LIABILITIES	10,007,402	100
s60	MEXICAN PESOS LIABILITIES	0	0

s31	DEFERRED LIABILITIES	0	100		100
s65	GOODWILL	0	0
s67	OTHERS	0	0

s32	OTHER NON CURRENT LIABILITIES	2,640,228	100		100
s66	DEFERRED TAXES	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,640,228	100
s92	DISCONTINUED OPERATIONS	0	0
s69	OTHER LIABILITIES	0	0

s79	CAPITAL STOCK	17,828,563	100		100
s37	CAPITAL STOCK (NOMINAL)	155,019	1
s38	RESTATEMENT OF CAPITAL STOCK	17,673,544	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	13,047,373	100		100
s93	LEGAL RESERVE	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0
s94	OTHER RESERVES	0	0
s95	RETAINED EARNINGS	9,920,959	76
s45	NET INCOME FOR THE YEAR	3,126,414	24

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	19,948,408	100		100
s70	ACCUMULATED MONETARY RESULT	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	19,948,408	100
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-	0
s98	CUMULTATIVE EFFECT OF DEFERRED INCOME TAXES	0	0
s100	OTHERS	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	9,964,234
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0
s74	EXECUTIVES (*)	0
s75	EMPLOYEES (*)	24,291
s76	WORKERS (*)	3,691
s77	OUTSTANDING SHARES (*)	18,945,306,160
s78	REPURCHASE OF OWN SHARER(*)	0
s101	RESTRICTED CASH	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO JUNE 30, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	36,959,834	100		100
r02	COST OF SALES AND SERVICES	23,490,178	64
r03	GROSS INCOME	13,469,656	36
r04	OPERATING EXPENSES	9,271,157	25
r05	OPERATING INCOME	4,198,499	11
r08	OTHER EXPENSES AND INCOMES (NET)	(67,018)	(0)
r06	COMPREHENSIVE FINANCING COST	163,264	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	413,452	1
r48	NON-ORDINARY ITEMS	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	4,708,197	13
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,479,918	4
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	3,228,279	9
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0
r18	NET INCOME	3,228,279	9
r19	NET INCOME OF MINORITY INTEREST	101,865	0
r20	NET INCOME OF MAYORITY INTEREST	3,126,414	8

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	36,959,834	100		100
r21	DOMESTIC	3,836,768	10
r22	FOREIGN	33,123,066	90
r23	TRANSLATION INTO DOLLARS (***)	3,220,804	9

r08	OTHER EXPENSES AND INCOMES (NET)	(67,018)	100		100
r49	OTHER EXPENSES AND INCOMES (NET)	(21,629)	32
r34	EMPLOYEE PROFIT SHARING	3,762	(6)
r35	DEFERRED EMPLOYEE PROFIT SHARING	41,627	(62)

r06	COMPREHENSIVE FINANCING COST	163,264	100		100
r24	INTEREST EXPENSE	626,680	384
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0
r45	OTHER FINANCIAL COSTS	0	0
r26	INTEREST INCOME	767,761	470
r46	OTHER FINANCIAL PRODUCTS	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	22,183	14
r28	RESULT FROM MONETARY POSITION	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,479,918	100		100
r32	INCOME TAX	483,324	33
r33	DEFERRED INCOME TAX	996,594	67

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	36,959,834
r37	TAX RESULT FOR THE YEAR	0
r38	OPERATING REVENUES (**)	71,493,743
r39	OPERATING INCOME (**)	9,239,001
r40	NET INCOME OF MAJORITY INTEREST (**)	6,156,777
r41	NET INCOME (**)	6,592,326
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	3,671,033

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM APRIL 01 TO JUNE 30, 2008-

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	18,544,370	100		100
rt02	COST OF SALES AND SERVICES	12,061,729	65
rt03	GROSS INCOME	6,482,641	35
rt04	OPERATING EXPENSES	4,742,316	26
rt05	OPERATING INCOME	1,740,325	9
rt08	OTHER EXPENSES AND INCOMES (NET)	(66,873)	(0)
rt06	COMPREHENSIVE FINANCING COST	137,669	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	88,001	0
rt48	NON-ORDINARY ITEMS	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	1,899,122	10
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	671,262	4
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	1,227,860	7
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0
rt18	NET INCOME	1,227,860	7
rt19	NET INCOME OF MINORITY INTEREST	38,046	0
rt20	NET INCOME OF MAYORITY INTEREST	1,189,814	6

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	18,544,370	100		100
rt21	DOMESTIC	1,855,796	10
rt22	FOREIGN	16,688,574	90
rt23	TRANSLATION INTO DOLLARS (***)	1,622,755	9

rt08	OTHER REVENUES AND (EXPENSES), NET	(66,873)	100		100
rt49	OTHER REVENUES AND (EXPENSES), NET	(39,319)	59
rt34	EMPLOYEE PROFIT SHARING	1,863	(3)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	25,691	(38)

rt06	COMPREHENSIVE FINANCING COST	137,669	100	0	100
rt24	INTEREST EXPENSE	291,678	212
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0
rt45	OTHER FINANCIAL COSTS	0	0
rt26	INTEREST INCOME	371,688	270
rt46	OTHER FINANCIAL PRODUCTS	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	57,659	42
rt28	RESULT FROM MONETARY POSITION	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	671,262	100		100
rt32	INCOME TAX	360,053	54
rt33	DEFERRED INCOME TAX	311,209	46

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
RT		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	1,866,917

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO JUNE 30, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c01	NET INCOME
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR
c41	+(-) OTHER ITEMS

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE
c19	+(-) DECREASE (INCREASE) IN INVENTORIES
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0
c23	+ BANK FNANCING
c24	+ STOCK MARKET FINANCING
c25	+ DIVIDEND RECEIVED
c26	+ OTHER FINANCING
c27	(-) BANK FINANCING AMORTIZATION
c28	(-) STOCK MARKET FINANCING AMORTIZATION
c29	(-) OTHER FINANCING AMORTIZATION
c42	+ (-) OTHER ITEMS

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK
c31	(-) DIVIDENDS PAID
c32	+ PREMIUM ON SALE OF SHARES
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES
c43	+ (-) OTHER ITEMS

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS
c37	+ SALE OF OTHER PERMANENT INVESTMENT
c38	+ SALE OF TANGIBLE FIXED ASSETS
c39	+ (-) OTHER ITEMS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.32
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00
d04	INCOME FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.32
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00
d08	CARRYING VALUE PER SHARE	$4.68
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.00
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	shares
d11	MARKET PRICE TO CARRYING VALUE	1.79	times	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	26.22	times	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME TO OPERATING REVENUES	8.73%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	7.20%
p03	NET INCOME TO TOTAL ASSETS ( **)	5.02%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.54	times	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.32	times	times
p08	INVENTORIES ROTATION (**)	70.52	times	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	64	days	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	10.23%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	30.31%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.44	times	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	86.25%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	18.45%
p15	OPERATING INCOME TO INTEREST PAID	6.70	times	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.80	times	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.37	times	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.34	times	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.93	times	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	50.98%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	4,708,197
e02	+(-) ITEMS NOT REQUIRING CASH	1,628,877
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	4,592,370
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	626,680
e05	CASH FLOWS BEFORE INCOME TAX	11,556,124
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(4,563,566)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	6,992,558
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(8,462,318)
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVIITES	(1,469,760)

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(1,952,953)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,422,713)
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	17,267,803
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	13,845,090

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	1,628,877
e15	+ESTIMATES FOR THE PERIOD	1,370,053
e16	+PROVISIONS FOR THE PERIOD	275,017
e17	+(-) OTHER UNREALIZED ITEMS	(16,193)

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	4,592,370
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	4,522,498
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0
e20	+IMPAIRMENT LOSS	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(413,452)
e22	(-)DIVIDENDS RECEIVED	0
e23	(-)INTEREST INCOME	0
e24	(-)+ OTHER ITEMS	483,324

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	626,680
e25	+ACCRUED INTERESTS	626,680
e26	+(-) OTHER ITEMS	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(4,563,566)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(3,002)
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	421,776
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(1,027,040)
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	707,280
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,645,386)
e32	+(-) INCOME TAXES PAID OR RETURNED	(2,017,194)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(8,462,318)
e33	- PERMANENT INVESTMENT IN SHARES	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(8,157,388)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(304,930)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0
e39	- OTHER PERMANENT INVESTMENTS	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0
e41	+ DIVIDENDS RECEIVED	0
e42	+ INTERESTS RECEIVED	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0
e44	+(-) OTHER ITEMS	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(1,952,953)
e45	+ BANK FINANCING	421,006
e46	+ STOCK MARKET FINANCING	0
e47	+ OTHER FINANCING	174,564
e48	(-) BANK FINANCING AMORTIZATION	(1,563,089)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0
e50	(-) OTHER FINANCING AMORTIZATION	(31,736)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0
e52	(-) DIVIDENDS PAID	(126,292)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0
e55	- INTEREST EXPENSE	(499,796)
e56	+ REPURCHASE OF SHARES	0
e57	+(-) OTHER ITEMS	(327,610)

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM ACCOUNT R47 IT SHALL BE EXPLAINED IN NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---

Highlights

Consolidated relevant figures

  At the end of June 2008, 12.2 million Revenue Generating Units (RGUs) were offered in the different countries where we have operations, 10.9% more than at the end of March 2008 and 61% higher than a year ago.

  Regarding the development of RGUs per country, our operations in Brazil grew 48% to 9.6 million at the end of June 2008 compared with the year-earlier 6.5 million. In Colombia, RGUs totaled 2.2 million at June 30, 2008, compared with 0.9 million a year earlier, an increase of 147%.

  Second-quarter 2008 total consolidated revenues were 18.544 billion pesos, 11.0% higher than the same period of 2007. Based on applicable accounting principles of each country, revenue growth was 11.5% in Brazil, 76.8% in Colombia, 35.4% in Argentina, 38.6% in Chile, and 20.9% in Peru.

  Second-quarter consolidated EBITDA (1) totaled 4.031 billion pesos, 13.4% lower than in the same period in 2007 but up 3.4% year over year in nominal terms. For the first half, consolidated EBITDA (1) was 8.721 billion pesos, a decrease of 5.5% but would have increased 13.3% in nominal terms.

  Majority income in the period of January-June 2008 totaled 3.126 billion pesos, 8.9% lower than the same period a year ago. In nominal terms, it would have increased 7.4%.

  Capital expenditures (Capex) were equivalent to 770 million dollars in 2008's first half.

(1) EBITDA: Defined as operating income plus depreciation and amortization. Go to www.telmexinternacional.com in the Investor Relations section, where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

Recent events

On July 9, 2008, at the Ordinary Shareholders' Meeting of the Company, shareholders approved the payment of a cash dividend of $0.15 Mexican pesos per outstanding share in two equal payments of $0.075 Mexican pesos per share, resulting from the net tax profit account. The record dates for holders of American Depositary Shares will be August 27, 2008, and November 25, 2008, and the payment dates will be September 4, 2008, and December 4, 2008, respectively. At the meeting shareholders also authorized a fund of 10 billion pesos to be used for purchases of the Company's own shares.

Prior to the incorporation of Telmex Internacional, its operations were conducted through subsidiaries of TELMEX. The financial information for 2007 is expressed in constant pesos as of December 2007, on a combined basis prepared from TELMEX's historical accounting records, and includes the historical operations of the entities transferred to Telmex Internacional. The financial information for 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Telmex Internacional Financial Results

Revenues: In the second quarter consolidated revenues totaled 18.544 billion pesos, an increase of 11.0% compared with the same period of 2007. This result reflected increases of 34.1% in local service revenues, 15.1% in revenues from the Internet access business, 4.7% in domestic long distance revenues, and 208.9% in cable TV revenues. International long distance revenues decreased 9.7%.

Costs and expenses: During the second quarter, costs and expenses totaled 16.804 billion pesos, an increase of 20.1% compared with the same period of 2007, due to the integration of the cable TV companies in Colombia for the equivalent of 560 million pesos, to higher interconnection costs, mainly in Brazil, higher operating costs related to the increase in the number of customers, in Brazil, Colombia and Argentina, and an increase in operating expenses.

EBITDA (1) and operating income: In the second quarter EBITDA (1) totaled 4.031 billion pesos, a decrease of 13.4% compared with the same period of 2007. The EBITDA margin was 21.7%. Operating income totaled 1.740 billion pesos, producing a margin of 9.4%.

Comprehensive financing cost: In the second quarter, comprehensive financing cost produced a gain of 138 million pesos. This resulted from i) an interest gain of 80 million pesos ii) a net exchange gain of 58 million pesos mainly due to the appreciation of the Brazilian reais from 1.7491 to 1.5919 reais per dollar in the April-June period, partially offset by the equivalent of 896 million dollars in reais-dollar hedges carried out by Embratel (weighted average exchange rate: 1.9557 reais per dollar).

Majority net income: Majority net income in the quarter totaled 1.190 billion pesos, 24.0% lower than the previous year. Earnings per share in the quarter were 6 Mexican cents, a decrease of 25% compared with the same period of 2007, and earnings per ADR were 12 US cents, a decrease of 7.7% compared with the same period of the previous year.

Investments: For the six months, investments totaled 770 million dollars, of which 52.4% were invested in our operations in Brazil, 18.2% in Colombia and 29.4% in the rest of the countries.

Debt: Total debt was the equivalent of 1.383 billion dollars, of which 29.6% is short-term, 88.5% is in US dollars and 44.7% has fixed interest rate.

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of Telmex Internacional.

Brazil

The second-quarter results confirmed the progress made by our operations in Brazil in evolving toward an integrated telecommunications company. Local and data revenues represented 43% of total revenues, compared with 32.5% in the second quarter of 2004 when we acquired the assets in Brazil. This change reflects our commercial strategies that have been in effect for the last 12 months, which produced increases of 30.0% and 61.5% in line equivalents and local service access, respectively, in the second quarter.

Additionally, at the end of June 2008, Net Fone (triple play), offered though Net Serviços, served 982 thousand customers. This service continues to present an important growth opportunity, since Net's network currently passes approximately 9.3 million homes and more than 72.6% of its network is bi-directional. Net currently serves close to 2.7 million pay TV users and 1.8 million broadband Internet users.

In April, we received authorization from Anatel (Brazil's Telecommunications Agency)l to provide satellite TV services (DTH), that will allow us to complement the reach of Net Serviços network and offer double and triple play services nationwide.

Revenues: In the second quarter, revenues totaled 2.341 billion reais, 11.5% higher than the same quarter of the previous year. Higher revenues were mainly due to increases of 33.8% in local service revenues, 12.1% in the data business and 7.6% in domestic long distance. International long distance services decreased 8.2%.

Local: In the second quarter, local revenues reached 406 million reais, 33.8% higher than the same period of 2007 due to growth in the number of accesses.

Domestic long distance: Domestic long distance revenues totaled 1.068 billion reais, 7.6% higher than the second quarter of 2007 due to the 10.6% increase in traffic volume. Major contributors to the higher traffic were corporate customers and mobile telephones.

International long distance: In the quarter, international long distance revenues totaled 112 million reais, 8.2% lower than the same period of 2007, due to the 9.5% decrease in incoming long distance traffic.

Corporate networks and Internet: In the second quarter, revenues from data and Internet access services totaled 601 million reais, 12.1% higher than the second quarter of 2007.

Costs and expenses: Costs and expenses were 2.104 billion reais in the quarter, an increase of 14.4% from the 2007 period, due to higher interconnection costs and higher costs of telephone handsets related to growth in local services, partially offset by the rationalization of resource use.

Cost of sales and services: In the quarter, costs of sales and services totaled 292 million reais, an increase of 6.8% compared with the same period on 2007, due to higher maintenance costs related to the increase in local services.

Commercial, administrative and general: During the quarter, commercial administrative and general expenses totaled 497.5 million reais, 7.5% higher than the same period of 2007 due to the increase in services from third parties and higher personnel expenses.

Transport and interconnection: In the second quarter, transport and interconnection costs increased 21.7% to 1.002 billion reais due to an increase in mobile termination traffic compared with the year-earlier period.

Depreciation and amortization: In the quarter, depreciation and amortization totaled 313 million reais, an increase of 12.0% compared with the second quarter of 2007, due to the higher deployment of infrastructure in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 550 million reais in the second quarter, an increase of 1.9% compared with last year's second quarter, producing a margin of 23.5%. Operating income totaled 214 million reais in the quarter, producing a margin of 9.2%.

Colombia

Colombia's network currently passes 4 million homes and 34.5% of its network is bi-directional, allowing us to offer voice, data and video services.

In 2008, commercial initiatives for the voice and data businesses have been focused on growing the data business in the corporate and small and medium-sized business market segments. These strategies were reflected in the second quarter's 70.6% increase in line equivalents compared with a year ago.

In the second quarter, revenues totaled 212.0 billion Colombian pesos, 76.8% higher than the same period of 2007. Higher revenues were mainly due to growth in operations with several corporate customers and to additional revenues generated by the cable TV companies.

Total costs and expenses increased 105.1% compared with last year's second quarter, totaling 215.1 billion Colombian pesos, mainly due to the incorporation of the cable companies, which accounted for 96.2 billion Colombian pesos, and to higher personnel expenses to serve the small and medium-sized business market segment. In the quarter there was an operating loss of 3.1 billion Colombian pesos compared with operating income of 15.1 billion Colombian pesos in the year-ago second quarter, mainly due to higher depreciation charges related to the modernization and expansion of the cable TV companies network. In the second quarter, EBITDA (1) totaled 27.0 billion Colombian pesos with a margin of 12.7%.

Argentina

In the quarter, revenues from the operations in Argentina totaled 124.8 million Argentinean pesos, an increase of 35.4% compared with the same period of the previous year, due to increases in revenues from data, long distance and local service of 48.6%, 20.2%, and 12.4%, respectively.

Operating costs and expenses totaled 135.1 million Argentinean pesos in the quarter, an increase of 48.1% due to higher personnel expenses for the integration of Ertach, acquired in 2007; to the increase in advertising expenses to drive new products, and to higher costs related to Wimax network maintenance.

In the quarter, EBITDA (1) totaled 16.5 million Argentinean pesos, a decrease of 6.3% compared with the same period of 2007, producing a margin of 13.2%. The operating loss was 10.3 million Argentinean pesos in the quarter compared with operating income of 1.0 million Argentinean pesos in the same period of the previous year.

Chile

Revenues from the operations in Chile reached 26.2 billion Chilean pesos, 38.6% more than the second quarter of 2007 due to the incorporation of revenues from satellite TV services, which totaled 6.9 billion Chilean pesos, and to the increase in the corporate networks and Internet access businesses of 8.9%, while local services revenues increased 21.3%. Long distance revenues decreased 17.2%, reflecting a declining market due to migration to mobile services and traffic through the Internet.

In the second quarter, total costs and expenses were 30.9 billion Chilean pesos, an increase of 51.1% compared with the same period of the previous year. Cost of sales and services increased 32.6% mainly due to higher network maintenance costs related to customer service and network growth. Commercial, administrative and general expenses increased 78.6% due to higher advertising expenses and commissions related to the sale of satellite TV services. In the quarter, there was an operating loss of 4.7 billion Chilean pesos compared with an operating loss of 1.5 billion Chilean pesos in the same period of the previous year. EBITDA (1) totaled 1.2 billion Chilean pesos, producing a margin 4.6%.

Peru

In the second quarter, revenues totaled 76.8 million New Soles, 20.9% higher than the same period of the previous year due to the 39.1% increase in revenues from the data business, which represents 39.8% of total revenues. In the quarter, voice business revenues increased 10.5% compared with the same period of 2007 as increases of 54.3% and 7.9% in long distance and local revenues helped offset the decrease in revenues from interconnection with other operators.

In the second quarter, costs and expenses increased 26.3%, reflecting increases of 35% in commercial, administrative and general expenses for the integration of the acquired cable TV companies and 26.7% in transport and interconnection costs related to satellite space for corporate customers. EBITDA (1) totaled 8.7 million New Soles, producing a margin of 11.4%.

Income Statements
(2008 million of nominal pesos, 2007 million fo Mexican pesos as of December 2007)
					%					%
		2Q2008		2Q2007	Inc.		6 months 08		6 months 07	Inc.
Revenues
Local	Ps.	2,534	Ps.	1,890	34.1	Ps.	4,874	Ps.	3,655	33.4
Domestic long distance		6,895		6,585	4.7		13,978		13,553	3.1
International long distance		798		884	(9.7)		1,660		1,832	(9.4)
Corporate networks		4,126		3,838	7.5		8,172		7,675	6.5
Internet		1,331		1,156	15.1		2,552		2,081	22.6
Cable TV		766		248	208.9		1,428		325	339.4
Others		2,094		2,104	(0.5)		4,296		4,105	4.7
Total		18,544		16,705	11.0		36,960		33,226	11.2

Costs and Expenses
Cost of sales and services		3,038		2,430	25.0		5,912		4,550	29.9
Commercial, administrative and general		4,742		3,927	20.8		9,272		8,002	15.9
Transport and interconnection		6,733		5,691	18.3		13,055		11,444	14.1
Depreciation and amortization		2,291		1,941	18.0		4,523		3,940	14.8
Total		16,804		13,989	20.1		32,762		27,936	17.3

Operating income		1,740		2,716	(35.9)		4,198		5,290	(20.6)

Other (revenues) and expenses, net		67		(65)	NA		67		(61)	NA

Comprehensive financing cost
Net interest		(80)		9	NA		(141)		219	NA
Exchange loss (gain), net		(58)		550	NA		(22)		562	NA
Monetary gain, net		0		(50)	NA		0		(96)	NA
Total		(138)		509	NA		(163)		685	NA

Equity in results of affiliates		88		75	17.3		414		431	(3.9)

Income before income tax		1,899		2,347	(19.1)		4,708		5,097	(7.6)

Income tax		671		652	2.9		1,480		1,448	2.2

Income before equity in minority interest		1,228		1,695	(27.6)		3,228		3,649	(11.5)

Minority interest		(38)		(129)	(70.5)		(102)		(216)	(52.8)

Majority net income	Ps.	1,190	Ps.	1,566	(24.0)	Ps.	3,126	Ps.	3,433	(8.9)

EBITDA (1)	Ps.	4,031	Ps.	4,657	(13.4)	Ps.	8,721	Ps.	9,230	(5.5)

EBITDA margin (%)		21.7		27.9	(6.2)		23.6		27.8	(4.2)
Operating margin (%)		9.4		16.3	(6.9)		11.4		15.9	(4.5)

Balance Sheets
(2008 million of nominal pesos, 2007 million fo Mexican pesos as of December 2007)

		June 30,		June 30,
		2008		2007
Assets
Cash and short-term investments	Ps.	13,845	Ps.	11,705
Other current assets		23,278		20,586
Plant, property and equipment, net		54,241		47,805
Other assets		16,668		16,384
Goodwill		16,699		13,991
Deferred taxes		6,583		8,464

Total assets	Ps.	131,314	Ps.	118,935

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	4,211	Ps.	3,761
Other current liabilities		22,949		26,318
Long-term debt		10,007		14,117
Employee benefits		2,640		2,639

Total liabilities		39,807		46,835
Stockholders' equity
Majority stockholders' equity		88,606		69,515
Minority interest		2,901		2,585
Total stockholders' equity		91,507		72,100
Total liabilities and stockholders' equity	Ps.	131,314	Ps.	118,935

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

RECOGNITION TO THE EFFECTS OF INFLATION

Since January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environment in Mexico in 2008 has been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 12%. Therefore, during 2008 the effects of inflation on financial information were not recognized, keeping the recognition of the effects of inflation up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earrings.

BALANCE SHEET

S 87 OTHERS

This item is represented by the inventories for telephone plant operation, which are valued by the average cost method.

S 58 OTHER CURRENT LIABILITIES

As of June 30, 2008, this item rose to Ps. 17,618,503 and is comprised as follows:

2008

Accounts payable $ 11,583,896

Other accrued liabilities 2,677,414

Deferred credits 3,357,193

S 40 CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES

This item is represented by other capital contributions, since there is no a specific caption for this issue.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventory of goods for sale (Ref. S 6), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain figures of the 2007 financial statements have been reclassified to conform its presentation with the one used for the year 2008.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
			%
Consertel, S.A. de C.V.	Intermediate holding company	106,419,052,434	100.00
Soporte de Servicios Integrados Latam S.A. de C.V.	Human resources services	50,000	100.00
Latam Servicios Integrales S.A. de C.V.	Human resources services	50,000	100.00
Soporte Comercial de Latam negocios S.A. de C.V.	Leasing services	50,000	100.00
Anuncios en Directorios, S.A. de C.V.	Producer of yellow and white pages directories in México	379,081,852	100.00
Metrored Holdings S. R. L.	Intermediate holding company of subsidiaries providing telecomunications services in Argentina	608,282,467	95.23
Arrendadora de Servicios de Telecomunicaciones S.A.	Leasing equipments	68,785,200	100.00
Telmex Chile Holding S.A.	Intermediate holding company in Chile	213,337,344,585	100.00
Telmex TV. S.A.	Provider of satellite television and Internet access services in Chile	10,000	100.00
Telmex Perú S. A.	Provider of telecommunications services to corporate customers in Perù.	6,388,142	100.00
Creo Sistemas S.A.C.	Provider of software services	193,084	100.00
Embratel Participações, S.A.	Intermediate Holding company of domestic and international long distance, local and data services providers in Brazil	988,347,896,301	97.98
Telmex Colombia S. A.	Provider of telecommunications services to corporate customers in Colombia	254,425,749	100.00
Superview Telecomunicaciones, S.A.	Cable television provider in Colombia	59,305,395	99.15
Telmex Hogar, S.A.	Provider of cable television and Internet services in Colombia	4,546,518	100.00
Ecuadortelecom, S. A.	Provider of telecommunications services in Ecuador	1,000,000	100.00
Network and Operation S.A.	Provider of cable television and Internet services in Colombia	772,543	100.00
Cablecaribe, S.A.	Provider of cable television and Internet services in Colombia	87,398	100.00
Megacanales, S.A.	Producer of cable television content	152,064	100.00
The Now Operation, S.A.	Editor of cable television programming magazine in Colombia	100,253	100.00
Sección Amarilla USA. LLC	Producer of yellow and white pages directories in USA	80	80.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Net Serviços de Comunicação, S.A.	Provider of cable television	119,050,117	34.44	5,651,398	6,551,418
Otras					18,647
TOTAL INVESTMENT IN ASSOCIATES				5,651,398	6,570,065
OTHER PERMANENT INVESTMENTS					1,527
T O T A L				5,651,398	6,571,592

NOTES:

The 34.4% corresponds to the Telmex Internacional's indirect interest in Net Serviços de Comunicação, S.A. (Net); the direct and indirect interest of Embratel Participações, S.A. in Net at June 30, 2008 is 35.15%.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---
Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
Banco Interamericano de Desarrollo (2)	Y	19/04/07	15/05/12	3.96	0	0	0	0	0	0	0	440,747	881,494	881,494	881,494	0
CAF Santander (2)	Y	07/07/06	07/07/11	4.20	0	0	0	0	0	0	0	0	538,887	538,887	269,443	0
EDC (2)	Y	21/11/06	21/11/11	4.01	0	0	0	0	0	0	128,551	128,551	257,103	257,103	128,551	0
BNP Paribas - Star One (3)	Y	13/08/03	30/11/13	4.00	0	0	0	0	0	0	260,769	260,769	521,538	521,538	521,538	648,745
Eximbank (3)	Y	23/08/00	25/05/10	6.64	0	0	0	0	0	0	34,425	34,425	68,849	0	0	0
Others (2)	Y	04/07/03	30/11/13	4.50	0	0	0	0	0	0	10,674	9,153	146,857	146,857	146,857	156,009
SECURED DEBT
COMMERCIAL BANK
Brasil:
Banco IBM (3)	Y	15/12/06	15/12/12	6.50	0	0	0	0	0	0	38,565	38,565	77,131	77,131	77,131	38,565
Banco IBM (2)	Y	22/09/06	24/09/12	7.68	0	0	0	0	0	0	42,850	42,850	85,701	85,701	85,701	42,851
ABN AMRO (2)	Y	04/11/05	15/10/09	4.21	0	0	0	0	0	0	102,841	0	102,841	0	0	0
Bank Boston (1)	Y	04/11/05	21/07/08	4.13	0	0	0	0	0	0	154,262	0	0	0	0	0
Societe Generale (2)	Y	04/11/05	04/11/10	4.46	0	0	0	0	0	0	73,458	73,458	146,915	73,458	0	0
Societe Generale (3)	Y	26/10/98	01/09/10	6.56	0	0	0	0	0	0	22,163	22,163	44,326	22,163	0	0
Others (4)	Y	08/12/04	15/01/10	11.25	0	0	0	0	0	0	1,601	606	707	0	0	0
Chile:
Others (3)	Y	31/05/01	10/06/16	13.52	0	0	0	0	0	0	11,361	2,427	37,083	204,104	322,934	49,644
Others (3)	Y	01/01/05	29/03/13	4.52	0	0	0	0	0	0	20,904	20,333	38,677	34,304	30,016	16,668
Others leasing (3)	Y	01/09/02	01/07/27	18.30	0	0	0	0	0	0	811	16,967	10,151	10,505	11,139	113,086
Colombia:
Others (5)	Y	01/06/06	01/09/13	13.57	0	0	0	0	0	0	15,493	30,987	61,973	61,973	61,973	77,468
Others (3)	Y	17/03/08	17/09/08	13.13	0	0	0	0	0	0	1,397	93,319	0	0	0	0
PNC (2)	Y	30/06/04	02/03/09	5.61	0	0	0	0	0	0	1,515	0	0	0	0	0
others leasing (5)	Y	02/01/06	01/08/14	14.98	0	0	0	0	0	0	20,265	21,581	49,756	56,634	64,092	140,328
Argentina:
Others (3)	Y	22/07/04	22/01/09	13.85	0	0	0	0	0	0	3,797	605	0	0	0	0
Others (2)	Y	01/11/05	10/09/10	4.77	0	0	0	0	0	0	72,713	24,355	29,491	6,568	0	0
Peru:
Others leasing (3)	Y	18/09/00	01/06/11	7.00	0	0	0	0	0	0	4,411	7,931	7,620	35,717	0	0
Others (3)	Y	01/07/07	19/06/12	6.44	0	0	0	0	0	0	34,481	45,382	644	644	644	0

OTHER
TOTAL BANKS					0	0	0	0	0	0	1,057,307	1,315,174	3,107,744	3,014,781	2,601,513	1,283,364

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
Brasil:
DEUTSCHE BANK (3)	Y	03/12/03	19/12/08	11.00	0	0	0	0	0	0	1,838,283	0	0	0	0	0

SECURED DEBT

PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	0	0	0	0	0	1,838,283	0	0	0	0	0

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				2,728,834						19,367,866
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					2,728,834	0	0	0	0	0	19,367,866	0	0	0	0	0

TOTAL					2,728,834	0	0	0	0	0	22,263,456	1,315,174	3,107,744	3,014,781	2,601,513	1,283,364

NOTES:

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  Three month Libor plus margin
  Six month Libor plus margin
  Fixed Rate
  TJPL Rate*
  DTF Rate**

B.- The following rates were considered:

- Libor at 3 months in US dollars is equivalent to 2.8731 at June 30, 2008

- Libor at 6 months in US dollars is equivalent to 3.1088 at June 30, 2008

- TJPL rate* is equivalent to 6.2500 at June 30, 2008

- DTF rate** is equivalent to 9.8000 at June 30, 2008

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at June 30, 2008 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	1,222,978	10.2841

E.- Liabilities in other foreign currency are equivalent to P.S. 1,640,951 thousand Mexican pesos.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	297,944	3,064,083	2,126,806	21,872,286	24,936,369

LIABILITIES	1,508,485	15,513,408	1,885,897	19,394,756	34,908,164
SHORT-TERM LIABILITIES	683,459	7,028,760	1,742,498	17,920,028	24,948,788
LONG-TERM LIABILITIES	825,026	8,484,648	143,399	1,474,728	9,959,376

NET BALANCE	(1,210,541)	(12,449,325)	240,909	2,477,530	(9,971,795)

NOTES:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	10.2841
EURO	16.2725
Argentinean Peso	3.4098
Colombian Peso	0.0058
Chilean Peso	0.0205
Peruvian Peso	3.4662
Brazilian Real	6.4603

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the restriction of the sale of an important part of assets, among others.

Some financial instruments of Embratel are subject to anticipated maturity or repurchase at the option of the holders, if there is a change in control, as defined in the respective instruments. The definition of change of control varies form instrument to instrument; however, no change in control shall be considered to have occurred as long as long as Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional's holding company) or its current stockholders continue to hold the majority of Embratel's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At June 30, 2008, the Company has complied with such restrictive covenants.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
YELLOW PAGES	0	2,857,660
OTHERS	0	979,108
FOREIGN SALES
LOCAL SERVICE	0	4,873,523
LONG DISTANCE SERVICES	0	15,637,850
INTERCONNECTION	0	459,396
CORPORATE NETWORKS	0	8,172,419
INTERNET	0	2,552,093
TV DE CABLE	0	1,427,785
TOTAL		36,959,834

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT

FOREIGN SUBSIDIARIES
LOCAL SERVICE	0	4,873,523
LONG DISTANCE SERVICE	0	15,637,850
INTERCONNECTION	0	459,396
CORPORATE NETWORKS	0	8,172,419
INTERNET	0	2,552,093
OTHERS	0	1,427,785
TOTAL		33,123,066
NOTES:

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.00818	0	424,195,902	0	0	424,195,902	3,471	0
AA	0.00818	0	8,114,596,082	0	8,114,596,082	0	66,397	0
L	0.00818	0	10,406,514,176	0	0	10,406,514,176	85,151	0
TOTAL			18,945,306,160	0	8,114,596,082	10,830,710,078	155,019	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,945,306,160

NOTES:
The nominal value per share is $0.0081824375 MXN

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	2nd. Quarter 08 Apr-Jun	% of Advance	Amount used 2008	Budget 2008	% of Advance

LATINOAMERICA	2,150,446	21.5	3,880,193	10,021,048	38.7
EMBRATEL	2,463,862	29.5	4,277,195	8,339,110	51.3

TOTAL INVESTMENT TELMEX INTERNACIONAL	4,614,309	25.1	8,157,388	18,360,158	44.4

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations. (Information related to Bulletin B-15).

In November 2007, the CINIF issued Mexican FRS B-15, Foreign Currency Translation, which is effective for years beginning on or after January 1, 2008. This standard replaces the previous Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

Since Mexican FRS B-15 includes the concepts of recording currency, functional currency and reporting currency, the standard eliminates the concept of integrated foreign operations and foreign entity established in Mexican accounting Bulletin B-15.

The recording currency is defined as that currency in which accounting records are kept. Functional currency is the currency in which cash flows are generated and the reporting currency is that in which the financial statements are presented.

Derived from the adoption of the aforementioned concepts, this standard also establishes new procedures for translating the financial statements of foreign operations, from the recording currency into the functional currency, and from the functional currency into the reporting currency.

Under FRS B-15, the first step in the translation of foreign operations is to determine the functional currency, which is usually the currency of the primary economic environment in which the foreign operation is located. However, the functional currency may in some cases differ from the local currency or recording currency, which occurs when these currencies do not represent the currency in which cash flows of foreign operations are expressed.

If the functional currency differs from the recording currency, the financial statements must be translated into their functional currency, as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders' equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate, except for the effects of non-monetary assets and liabilities on results of operations of the period, such as depreciation and cost of sales, which must be translated at the historical exchange rate used in the translation of the corresponding balance sheet item. Translation differences shall be carried directly to the income statement.

Once the financial statements have been expressed in the functional currency, they must be translated into the reporting currency by applying: i) the exchange rates at the balance sheet date to all asset, liability and stockholders' equity accounts and ii) the historical exchange rate to revenues, costs and expenses. Any difference resulting from the translation or consolidation processes or from applying the equity method, must be recognized as a cumulative translation adjustment as part of other comprehensive income items in stockholders' equity.

This procedure is applicable to operations carried out in a non-inflationary environment. For foreign operations are carried out in an inflationary environment, Mexican FRS B-15 requires that the effects of inflation on financial information be recognized prior to translation and in conformity with Mexican accounting Bulletin B-10, using the price index of the country in which the operations are carried out.

Once the effects of inflation on financial information have been recognized in the recording currency: i) asset, liability and stockholders' equity accounts must be translated using the prevailing exchange rate at the balance sheet date; ii) income statement accounts must be translated at the exchange rate at the balance sheet date; and iii) differences resulting from the translation or consolidation processes or from applying the equity method must be recognized as a cumulative translation adjustment as part of other comprehensive income items in stockholders' equity.

Mexican FRS B-15 establishes that the preparation of comparative financial statements must take into account the economic environment of the reporting entity. If the entity operates in a non-inflationary economic environment, the financial statements from prior years included for comparative purposes shall be presented as originally issued; however, if the reporting entity operates in an inflationary economic environment, the financial statements included for comparative purposes must be presented in Mexican pesos with purchasing power at the latest balance sheet date.

At the date of the issuance of these financial statements, management is evaluating what effect the observance of this accounting pronouncement will have on the Company's results of operations and financial position. Such effects are expected to be material.

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the date of the related transactions. Foreign-currency-denominated-assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such sate to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELMEX INTERNACIONAL, S.A.B. DE C.V. INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 52 44 03 67 www.telmexinternacional.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TIN 071226KDA INSURGENTES SUR 3500, COL. PEÑA POBRE 14060 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD CARLOS SLIM DOMIT PASEO DE LAS PALMAS No. 736 COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 53 25 98 03 slimc@sanborns.com.mx

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER C.P. OSCAR VON HAUSKE SOLÍS INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2461 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 81 52 ovonhaus@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ACT. GONZALO LIRA CORIA INSURGENTES SUR 3500, 2nd FLOOR, OFFICE 2451 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 30 13 glcoria@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF CORPORATE INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. EDUARDO ALVAREZ RAMIREZ DE ARELLANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 23 32 00 eara@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 2ND FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	INVESTOR INFORMATION RESPONSIBLE INVESTORS RELATIONS SUPERVISOR LIC. JUAN ANTONIO PEREZ SIMON GONZALEZ INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 55 35 27 90 japsgonz@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF THE BOARD OF DIRECTORS

SECRETARY OF THE BOARD OF DIRECTORS

LIC. RAUL HUMBERTO ZEPEDA RUIZ

PASEO DE LAS PALMAS 736 COL. LOMAS DE CHAPULTEPEC

11000

MEXICO, D.F.

52 23 32 00

rzepedar@inbursa.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. GABRIEL JUAREZ LOZANO INSURGENTES SUR 3500 COL. PEÑA POBRE 14060 MEXICO, D.F. 52 22 81 20 gjuarez@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	FIDUCIARY DELEGATE

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	OTHER

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELINT QUARTER: 2 YEAR: 2008

TELMEX INTERNACIONAL, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

---

POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

BOARD PROPIETORS	ING.	JAIME	CHICO	PARDO
BOARD PROPIETORS (INDEPENDENT)	SRA.	LAURA	DIEZ BARROSO	DE LAVIADA
BOARD PROPIETORS	LIC.	ARTURO	ELIAS	AYUB
BOARD PROPIETORS (INDEPENDENT)	MBA.	ROBERTO	KRIETE	AVILA
BOARD PROPIETORS (INDEPENDENT)	C.P.	FRANCISCO	MEDINA	CHAVEZ
BOARD PROPIETORS (INDEPENDENT)	MBA.	JORGE ANDRES	SAIEH	GUZMAN
BOARD PROPIETORS	ING.	FERNANDO	SOLANA	MORALES
BOARD PROPIETORS (INDEPENDENT)	C.P.	ANTONIO	DEL VALLE	RUIZ
BOARD PROPIETORS	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD PROPIETORS (INDEPENDENT)	SR.	ERICK D.	BOYER
BOARD PROPIETORS (INDEPENDENT)	SR.	RAYFORD	WILKINGS, JR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	RAUL HUMBERTO	ZEPEDA	RUIZ

---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2008.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: /s/__________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: TELMEX INTERNACIONAL, S.A.B. DE C.V. - Second Quarter 2008.